December 30, 2019

Laura A. Francis
Chief Financial Officer and Chief Operating Officer
SI-BONE, Inc.
471 El Camino Real, Suite 101
Santa Clara, CA 95050

       Re: SI-BONE, Inc.
           Registration Statement on Form S-3
           Filed December 27, 2019
           File No. 333-235714

Dear Ms. Francis:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Paik at 202-551-6553 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Brett White - Cooley LLP